January 9, 2026

Jason W. Reese
Chief Executive Officer & Chairman
Great Elm Group, Inc.
3801 PGA Boulevard, Suite 603
Palm Beach Gardens, FL 33410

       Re: Great Elm Group, Inc.
           Registration Statement on Form S-3
           Filed January 7, 2026
           File No. 333-292605
Dear Jason W. Reese:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jan Woo at 202-551-3453 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Hillary A. Coleman